 Exhibit 99.1

SIGMA LITHIUM ANNOUNCES DELAY IN FILING ANNUAL CONTINUOUS DISCLOSURE DOCUMENTS DUE TO MOVE TOWARD COMMERCIAL PRODUCTION AND SAP IMPLEMENTATION; FILING EXPECTED BEFORE THE END OF APRIL

VANCOUVER, CANADA – (April 10, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML) announces that there will be a delay in the filing of its annual information form, its audited consolidated financial statements for the year ended December 31, 2022 and the related management’s discussion and analysis, and its annual report on Form 40-F for the year ended December 31, 2022 (the “Form 40-F”) containing such documents (collectively, the “Annual Filings”), which were due on March 31, 2023. The delay is due to the additional audit procedures required as a result of the activities to move towards commercial production in early 2023 and the recent investment in and implementation of SAP as the Company’s new enterprise resource planning system, which resulted in transition challenges and related delays. The Company has been working, and is continuing to work, diligently and expeditiously with its auditors to complete the work necessary to finalize the audit of the Company’s financial statements for the year ended December 31, 2022. The Company expects to file the Annual Filings before the end of April 2023 and will announce the date of the release of the Annual Filings in a subsequent press release.

In accordance with the requirements of the Nasdaq Stock Market LLC (“Nasdaq”) rules, the Company has received a letter from Nasdaq, dated April 5, 2023 (the “Notice”), stating that the Company is not in compliance with Listing Rule 5250(c)(1) due to the delayed filing of the Form 40-F. The Notice has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq Capital Market. Consistent with Nasdaq Listing Rule 5250(c)(1), the Company has 60 calendar days from the date of the Notice to submit a plan to regain compliance and, if the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days from the Form 40-F’s due date, or until September 27, 2023, to regain compliance. Until the Annual Filings are made, management and other insiders of Sigma Lithium are subject to a black-out period and prohibited from trading.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain for six years and it is currently commissioning its wholly owned Grota do Cirilo Project in Brazil. Phase 1 of the project is to produce 270,000 tonnes annually (36,700 LCE annually). If it is determined to proceed, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually) of battery grade sustainable lithium concentrate in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Company’s technical report titled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated October 31st, 2022, which is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements regarding the Company’s current expectations and intentions with respect to the filing of its Annual Filings. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profiles at www.sedar.com and www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

INVESTOR CONTACT

Jamie Flegg, Chief Development Officer

(Toronto) +1 (647) 706-1087

jamie.flegg@sigmaca.com

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